UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          --------------------------------------------

                         SCHEDULE 13D/A

                        (AMENDMENT No. 3)

            Under the Securities Exchange Act of 1934

                      HOLLYWOOD MEDIA CORP.
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
                 (Title of Class of Securities)

                            089144109
                         (CUSIP Number)

                       Sumner M. Redstone
                    National Amusements, Inc.
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600

                         with a copy to:

                    Michael D. Fricklas, Esq.
                           Viacom Inc.
                          1515 Broadway
                    New York, New York 10036
                    Telephone: (212) 258-6000
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                         August 28, 2002
     (Date of Event which Requires Filing of this Statement)

          --------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.







                        Page 1 of 7 Pages

                                           Page 2 of 7 Pages

CUSIP No. 089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INC.
-----------------------------------------------------------------
                    I.R.S No. 04-2949533
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)             N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization            Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		-----------------------------------------
Beneficially        (8)  Shared Voting Power        0*
 Owned by		-----------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		-----------------------------------------
  Person            (10) Shared Dispositive Power   0*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    0*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)  0%*
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                         CO
-----------------------------------------------------------------







*Pursuant to the events described in Items 4 and 5(e), on August
28, 2002, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's equity securities.

                                           Page 3 of 7 Pages

CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NAIRI, INC.
-----------------------------------------------------------------
                    I.R.S No. 04-3446887
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Delaware
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares		-----------------------------------------
Beneficially        (8)  Shared Voting Power       0*
 Owned by		-----------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting		-----------------------------------------
  Person            (10) Shared Dispositive Power  0*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    0*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)   0%*
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                    CO
-----------------------------------------------------------------







*Pursuant to the events described in Items 4 and 5(e), on August
28, 2002, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's equity securities.

                                           Page 4 of 7 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No. 04-2261332
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       Maryland
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares	        -----------------------------------------
Beneficially        (8)  Shared Voting Power       0*
 Owned by	        -----------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting	        -----------------------------------------
  Person            (10) Shared Dispositive Power  0*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    0*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)  0%*
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                               CO
----------------------------------------------------------------







*Pursuant to the events described in Items 4 and 5(e), on August
28, 2002, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's equity securities.

                                           Page 5 of 7 Pages

 CUSIP No.     089144109

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    SUMNER M. REDSTONE
-----------------------------------------------------------------
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Sources of Funds (See Instructions)                N/A
-----------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------
(6)  Citizenship or Place of Organization       United States
-----------------------------------------------------------------
Number of           (7)  Sole Voting Power
  Shares	        -----------------------------------------
Beneficially        (8)  Shared Voting Power       0*
 Owned by	        -----------------------------------------
   Each             (9)  Sole Dispositive Power
Reporting	        -----------------------------------------
  Person            (10) Shared Dispositive Power  0*
  With
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting
                    0*
-----------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)  0%*
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
                           IN
-----------------------------------------------------------------








*Pursuant to the events described in Items 4 and 5(e), on August
28, 2002, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's equity securities.

                                           Page 6 of 7 Pages
Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 3 is filed by Viacom Inc.
("Viacom"), NAIRI, Inc., National Amusements, Inc. and Mr. Sumner
M. Redstone (collectively, the "Reporting Persons") and amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on May 15, 2000, as amended by Amendment No. 1 filed with the SEC on February 13, 2001, and Amendment No. 2 filed with the SEC on July 29, 2002 with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of Hollywood Media Corp. ("Hollywood" or the "Issuer") as follows:

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is amended and restated in its entirety as follows:

          On August 28, 2002, Hollywood, hollywood.com, Inc., Broadway.com Inc., and Viacom entered into an Exchange Agreement ("Exchange Agreement") pursuant to which, among other things, Viacom conveyed to Hollywood all Common Shares owned by it and warrants issued to it by Hollywood.

          Effective as of August 28, 2002, the following agreements between Viacom and Hollywood were terminated: (i) the Stock Purchase Agreement, dated as of August 26, 1999, as amended, (ii) the Content License Agreement, dated as of January 3, 2000, as amended (iii) the Investor's Rights Agreement, dated January 3, 2000, as amended, (iv) as between Viacom and Hollywood, the Voting Agreement, dated January 3, 2000 (v) the Securities Purchase Agreement, dated as of April 25, 2001, as amended, (vi) the Registration Rights Agreement, dated as of May 1, 2001 (vii) the Advertising and Promotion Agreement, dated as of January 3, 2000, as amended and (viii) the letter agreement dated May 1, 2001.

          As a result of the termination of the Voting Agreement, effective as of August 28, 2002, any Viacom-designated members of the Hollywood Board of Directors resigned.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is amended and restated in its entirety to read as follows:

          (e) Effective August 28, 2002, pursuant to the events described in Item 4 above, the Reporting Persons ceased to be the beneficial owners of more than 5% of Hollywood's securities.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with
          Respect to Securities of the Issuer.
          --------------------------------------

          Item 6 is amended and restated in its entirety to read as follows:

          Effective as of August 28, 2002, the referenced
Agreements in Item 4 were terminated.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement among Viacom, Inc., NAIRI, Inc.,
          National Amusements, Inc. and Sumner M. Redstone.

Exhibit 2   Exchange Agreement, dated as of August 28, 2002 among
          Hollywood Media Corp., hollywood.com, Inc.,
          Broadway.com, Inc. and Viacom Inc. is hereby incorporated by reference to Issuer's 8-K filed with the Securities and Exchange Commission on August 28,
          2002.

                                                    Page 7 of 7 Pages

                           Signatures
                          ------------


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



August 29, 2002

                                   VIACOM INC.


                                   By:  /s/Michael D. Fricklas_
                                        ------------------------
                                        Michael D. Fricklas
                                        Executive Vice President,
                                        General Counsel and
					Secretary

                                   NAIRI, Inc.


                                   By:  /s/ Sumner M. Redstone
                                        ----------------------
                                        Sumner M. Redstone
                                        Chairman and President

                                   NATIONAL AMUSEMENTS, INC.


                                   By:  /s/ Sumner M. Redstone
                                        ----------------------
                                        Sumner M. Redstone,
                                        Chairman and Chief
					Executive Officer


                                   /s/ Sumner M. Redstone
                                   ------------------------------
                                   Sumner M. Redstone,
                                   Individually

Exhibit 1


                     JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated May 15, 2000 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Hollywood Media Corp. (formerly named Hollywood.com, Inc.) is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13TH day of February, 2001.

                         VIACOM INC.


                         By: /s/ Michael D. Fricklas
                             -----------------------------
                              Michael D. Fricklas
                              Executive Vice President
                              General Counsel and Secretary


                         NAIRI, INC.


                         By: /s/ Sumner M. Redstone
                             -----------------------------
                              Sumner M. Redstone
                              Chairman and President


                         NATIONAL AMUSEMENTS, INC.


                         By: /s/ Sumner M. Redstone
                             -----------------------------
                              Sumner M. Redstone
                              Chairman and
                              Chief Executive Officer


                         By: /s/ Sumner M. Redstone
                             -----------------------------
                              Sumner M. Redstone
                               Individually